04024778

26 Apr 2004

SEC MAIL RECEIVED PROCESSING
MAY 03 2004
WASH. D.C. 161 SECTION

旺-旺

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Books Closure Date

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 45 OF 23.04.2004
Announcement No. 58

WANT WANT HOLDINGS LTD

Notice Of Books Closure Date

NOTICE IS HEREBY GIVEN that subject to the approval of Members at the Annual General Meeting ("AGM") to be held on 30 April 2004, the Transfer Books and Register of Members of the Company will be closed from 5.00 p.m. on 10 May 2004 up to and including 11 May 2004, for the purpose of determining Members' entitlements to the proposed first and final dividends of 35% or US$0.035 per ordinary share tax exempt ("Dividends") in respect of the financial year ended 31 December 2003.

The Dividends in respect of financial year ended 31 December 2003, if approved by Members of the Company at the AGM, will be paid on 20 May 2004.

Duly completed registerable transfers received by the Company's share registrar, Lim Associates (Pte) Ltd at 10 Collyer Quay, #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 10 May 2004 will be registered to determine Members' entitlements. Members whose Securities Accounts with The Central Depository (Pte) Limited are credited with Shares at 5.00 p.m. on 10 May 2004 will be entitled to the Dividends for the financial year ended 31 December 2003.

By Order of the Board

Submitted by Adams Lin Feng I, Group Vice President and Director on 23/04/04 to the SGX